SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, N.W. Suite 700 Washington, DC 20001-3980 202.853.0100 Fax 202.637.3593 www.sutherland.com

August 15, 2014

Larry L. Greene, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Pathway Energy Infrastructure Fund, Inc.
File Numbers 333-186877 and 811-22807

Dear Mr. Greene:

On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund in a telephone call on August 11, 2014, regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-186877 and 811-22807) (the “Registration Statement”).  The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

General Comments

1. Please confirm that disclosure regarding the Fund’s borrowing policy is included in the Prospectus.

Response: The Fund advises the Staff that its borrowing policy is stated in the Prospectus under the subheading “Operating and Regulatory Structure” in the section titled “Investment Objective and Strategy.”

2. With respect to the Fund’s fundamental policy with respect to concentration as set forth on page SAI-9, the Fund must state either that it will concentrate its investments in a particular industry or group of industries or that it will not concentrate its investments in a particular industry or group of industries.  Please revise the disclosure to directly state whether or not the Fund will have an industry concentration.

Larry L. Greene, Esq.
August 15, 2014

Response:  The Fund’s fundamental policy with respect to concentration has been revised as follows:

As a matter of fundamental policy, we intend to concentrate our investments in the energy and related infrastructure and industrial sectors.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472, Steven B. Boehm at (202) 383-0176, or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:         Stanton Eigenbrodt, Behringer Harvard Holdings, LLC
John Kneisley, Prospect Capital Management LLC
Frank Saracino, Prospect Capital Management LLC
Eric Colandrea, Prospect Capital Management LLC
Steven B. Boehm, Sutherland Asbill & Brennan LLP
John J. Mahon, Sutherland Asbill & Brennan LLP